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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 8)
                             -----------------------

                               INTEGON CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       $3.875 CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                                   45810F 10 1
                                 (CUSIP Number)
                             -----------------------

                            RICHARD S. BORISOFF, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, N.Y. 10019-6064
                            TEL. NO.: (212) 373-3153
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                OCTOBER 17, 1997
                      (Dates of Events which Require Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                              Page 1 of  9  Pages
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                                       SCHEDULE 13D

CUSIP NO.  45810F 10 1                                   PAGE  2  OF   9   PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             John C Head III

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]



3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    0
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            0

       9              SOLE DISPOSITIVE POWER

                            0

       10             SHARED DISPOSITIVE POWER

                            0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

14     TYPE OF REPORTING PERSON

             IN
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                                       SCHEDULE 13D


CUSIP NO.  45810F 10 1                                   PAGE  3   OF   9  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Madie Ivy

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    0
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            0

       9              SOLE DISPOSITIVE POWER

                            0

       10             SHARED DISPOSITIVE POWER

                            0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

14     TYPE OF REPORTING PERSON

             IN
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CUSIP NO. 45810F 10 1         13D                 Page 4 of  9  Pages




                     AMENDMENT NO. 8 TO SCHEDULE 13D


            This statement on Schedule 13D filed on April 9, 1992, as amended by Amendment No. 1 filed on December 2, 1992, Amendment No. 2 filed on December 24, 1992, Amendment No. 3 filed on January 8, 1993, Amendment No. 4 filed on January 10, 1994, Amendment No. 5 filed on October 13, 1994, Amendment No. 6 filed on February 28, 1996 and Amendment No. 7 filed on January 3, 1997 (the "Statement"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), and the $3.875 Convertible Preferred Stock (the "Preferred Stock") issued by Integon Corporation (the "Issuer"), is hereby further amended by this Amendment No. 8 as indicated below. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Statement.





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CUSIP NO. 45810F 10 1         13D                 Page 5 of  9  Pages




ITEM 1.     SECURITY AND ISSUER

            ITEM 1 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

                  "The securities to which this statement relates are the Common
            Stock and the Preferred Stock issued by the Issuer. The principal executive offices of the Issuer are located at 500 West Fifth Street, Winston-Salem, North Carolina 27152."


ITEM 2.     IDENTITY AND BACKGROUND.

            ITEM  2 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY, AS
            FOLLOWS:

            "(a) JOHN C HEAD III AND MADIE IVY

                  The principal occupation of Mr. Head and Ms. Ivy is serving as
            Managing Members of Head & Company L.L.C., an investment banking firm specializing in providing advice to insurance companies and related concerns, and of Head Asset Management L.L.C., an investment advisor specializing in managing the investment portfolios of insurance companies and related concerns. Mr. Head became the Chief Executive Officer of the Issuer on November 25, 1996. He resigned from that position on June 2, 1997. In connection with the transaction contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 23, 1997, as amended on July 7, 1997 and as further amended on July 17, 1997, among the Issuer, General Motors Acceptance Corporation and IC Purchasing Corp. (the "Merger"), Mr. Head resigned from his position as Chairman of the Board of Directors of the Issuer. Mr. Head no longer holds a position of employment with the Issuer. The business address of Mr. Head and Ms. Ivy is 1330





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CUSIP NO. 45810F 10 1         13D                 Page 6 of  9  Pages





            Avenue of the Americas, 12th Floor, New York, NY 10019-5402. Mr. Head and Ms. Ivy are married.

                  (b) All of the natural persons identified in this Item 2 are citizens of the United States."


ITEM 4.     PURPOSE OF TRANSACTION.

            ITEM 4 IS HEREBY AMENDED BY THE ADDITION OF THE FOLLOWING:

                  "John C Head III resigned from his position as Chief Executive
            Officer of the Issuer on June 2, 1997. In accordance with the Merger Agreement, John C Head III also resigned from his position as Chairman of the Board of Directors of the Issuer. In connection with the Merger on October 17, 1997, the Reporting Persons converted all of their shares of Preferred Stock into shares of Common Stock and all of their shares of Common Stock were cashed-out and canceled by the Issuer for a cash consideration of $26.00 per share of Common Stock so canceled."


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            ITEM 5 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

                  "As of the close of business on October 17, 1997, the
            Reporting Persons own no shares of Common Stock and no shares of Preferred Stock."


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER ITEM 6 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

                  None.





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CUSIP NO. 45810F 10 1         13D                 Page 7 of  9  Pages





ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

                  None.





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CUSIP NO. 45810F 10 1         13D                 Page 8 of  9  Pages







                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 1997


                                               /s/ John C Head III
                                               ---------------------
                                               John C Head III










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CUSIP NO. 45810F 10 1         13D                 Page 9 of  9  Pages





                                SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 12, 1997




                                                     /s/ Madie Ivy
                                                     ----------------
                                                     Madie Ivy